

September 12, 2011

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President and Treasurer
Cole Real Estate Income Trust, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re: Cole Real Estate Income Trust, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-11**
> **Filed August 26, 2011**
> **File No. 333-169535**

Dear Mr. McAllaster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to remove the use of the term "open-ended" when describing yourself throughout this document.

2.   Please provide us with a sample of the disclosure format you will use for your NAV updates. The format should include the components used to calculate NAV.

Prospectus Cover Page

3.   We note your added disclosure on pages 15 and 30 that purchases of your common stock by your directors, officers and other affiliated persons will be included for purposes of

determining your ability to break escrow. Please include similar disclosure on the prospectus cover page.

Investment Strategy, page 62

4.   We note the additional disclosure that your portfolio will reflect the composition of the NPI. Please revise to clarify that your returns are not intended to track the returns illustrated by the NPI.

Adverse Business and Other Developments, page 121

5.   We note your response to comment 9 of our letter dated June 10, 2011 and the additional footnotes disclosed on pages A-26 and A-27. Please revise your disclosure in this subsection to highlight the distributions that were sourced from offering proceeds and borrowings.

Buying Shares, page 168

6.   On page 169, you indicate that, normally you would not anticipate that your NAV will generally vary significantly from one day to the next. Please revise to clarify how you will notify purchasers of significant changes to your business and operations that are not reflected in the prior day's NAV. Please refer to Rule 159 of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Ettore A. Santucci, Esq.
        Goodwin Proctor LLP